Exhibit 99.1

Pan American Silver and Minefinders Announce Final Court Approval of the Plan of Arrangement

VANCOUVER, March 28, 2012 /CNW/ - Pan American Silver Corp. (TSX: PAA; NASDAQ: PAAS) ("Pan American") and Minefinders Corporation Ltd. (TSX: MFL; NYSE/AMEX: MFN) ("Minefinders") are pleased to announce that the Ontario Superior Court of Justice has issued a final order approving the previously announced statutory plan of arrangement (the "Arrangement") between Minefinders and Pan American under the Business Corporations Act (Ontario).  Pursuant to the Arrangement, Pan American will acquire all of the issued and outstanding common shares of Minefinders.  As previously announced, on March 26, 2012, Minefinders and Pan American both received the required levels of approval of their respective securityholders at their special meetings held in connection with the Arrangement.

Subject to the satisfaction or waiver of all conditions to the Arrangement, Pan American and Minefinders expect the Arrangement to be effective on or about Friday, March 30, 2012.

Registered shareholders of Minefinders will be required to submit their certificates representing common shares of Minefinders together with a letter of transmittal to Kingsdale Shareholder Services Inc. prior to receiving the consideration to which they are entitled upon completion of the Arrangement.  Minefinders shareholders with questions about the process to submit their certificates may contact Kingsdale toll-free at 1-877-657-5859.  Outside of North America, please dial 416-867-2272, or email contactus@kingsdaleshareholder.com.

About Pan American

Pan American's mission is to be the world's largest low-cost primary silver mining company by increasing its low-cost silver production and silver reserves. It has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns the Navidad project in Chubut, Argentina, and is the operator of the La Preciosa project in Durango, Mexico.  For more information about Pan American, please visit Pan American's website at www.panamericansilver.com.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information about Minefinders, please visit Minefinders' website at www.minefinders.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS NEWS RELEASE, THE WORDS, "TO BE", "MAY", "WILL", "EXPECT", "INTEND", "ANTICIPATED", "ESTIMATED", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE ANTICIPATED DATE FOR CLOSING OF THE ARRANGEMENT; AND OTHER STATEMENTS THAT ARE NOT HISTORICAL FACT. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION REFLECT MINEFINDERS' AND PAN AMERICAN'S (COLLECTIVELY, THE "COMPANIES") CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANIES, ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL EVENTS, RESULTS OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE EVENTS, RESULTS, OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FAILURE OR DELAY TO SATISFY THE OTHER CONDITIONS REQUIRED FOR COMPLETION OF THE ARRANGEMENT. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS OR INFORMATION. ALTHOUGH THE COMPANIES HAVE ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANIES DO NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

%CIK: 0000771992

For further information:

Pan American's Information Contact
Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

Minefinders' Information Contact
Jonathan Hackshaw
Director of Corporate Communications
(604) 687-6263 extension 113
jon@minefinders.com
www.minefinders.com

CO: Pan American Silver Corp.

CNW 14:56e 28-MAR-12